Exhibit 12.1

TRANSATLANTIC PETROLEUM LTD.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

Six Months Ended June 30,
2015

Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes	$ (10,408)
Interest expense	6,983
Portion of rent expense representing interest	-
Earnings available for fixed charges	(3,425)

Fixed charges:
Interest expense	6,983
Portion of rent expense representing interest	-
Fixed charges	6,983

Ratio of earnings to fixed charges	-
Coverage deficiency	14,081